EXHIBIT 99.1

Lotus Technology Announces Management and Board Changes

NEW YORK, April 08, 2025 (GLOBE NEWSWIRE) -- Lotus Technology Inc. (“Lotus” or the “Company”) (Nasdaq: LOT), a leading global intelligent and luxury mobility provider, today announced changes to its management team and board of directors.

The board of directors of the company (the “Board”) has approved the appointment of Mr. Daxue Wang as the Chief Financial Officer (“CFO”) of the Company effective April 8, 2025. Mr. Wang is a seasoned executive across corporate and prominent financial institutions, most recently serving as CFO of Radar Auto. Prior to that, Mr. Wang held several executive positions in Zhejiang Kangsheng, Huzhou Moshan Asset Management, Morgan Stanley Securities, ICBC Credie Suisse Asset Management and Citi Group. The Board believes that Mr. Wang is highly qualified and a suitable candidate. The appointment came after Mr. Alexious Lee tendered his resignation as CFO of the Company for personal reasons on April 3, 2025. Mr. Lee will remain as a member of the board of directors.

As previously announced on its filing with the U.S. Securities and Exchange Commission, the Company has also appointed Ms. Catherine Cai as an independent director as well as a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the Company’s board of directors, with effect from March 31, 2025. Ms. Catherine Cai has more than three decades of experience in China's investment banking industry and has held senior positions at international investment banks. She was Group Managing Director, Global Executive Vice Chairman, and Chairman of Greater China at UBS. She also held multiple senior positions at Citigroup and Bank of America Merrill Lynch.

Mr. Qingfeng Feng, Chief Executive Officer of Lotus, said: “We are delighted to welcome Mr. Daxue Wang as our new CFO. Mr. Wang brings years of financial and operational experience with a proven track record for driving financial excellence. I would also like to thank Mr. Alexious Lee for his contributions as CFO and look forward to his continued support as a board member.”

Mr. Donghui Li, Chairman of Lotus’ board of directors, commented: “We are honored to welcome Ms. Catherine Cai to our board. Her deep expertise in investment banking will bring significant value to the shareholders as we continue to execute our long-term vision.”

About Lotus Technology Inc.
Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information
For investor inquiries
ir@group-lotus.com